Exhibit (d8)
SUPPLEMENTAL BENEFIT RIDER
This rider is part of Your policy. It is issued in consideration of the policy application and deduction of the monthly rider charge from the Policy Value. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The Effective Date of this rider is shown on the current Data Pages. There is a charge to purchase this rider. Please refer to Your current Data Pages.
RIDER BENEFIT
This rider provides an insurance benefit of the Supplemental Benefit Rider Face Amount shown on the current Data Pages. The Supplemental Benefit Rider Face Amount is included in the Total Face Amount, shown on the current Data Pages, and is used to determine the death proceeds as described in Your policy. We will pay this benefit amount to the beneficiary(ies) when We receive proof that the Insured died while this rider is in force.
PROTECTION PERIOD
This rider’s protection period ends on its Expiration Date as shown on the current Data Pages. This protection period will be extended to the date of the Insured’s death if Your current Data Pages show that You have the Extended Coverage Rider.
SUPPLEMENTAL BENEFIT COST OF INSURANCE RATES
We deduct the cost of insurance for the benefits provided by this rider on each Monthly Date. Cost of insurance rates are determined by Us and will never be higher than the guaranteed maximum rates stated in the table of Guaranteed Maximum Supplemental Benefit Cost of Insurance Rates on Your current Data Pages. We may use rates lower than these guaranteed rates. We determine cost of insurance rates based on, including but not limited to, Our expectations as to Our future investment earnings, expenses, mortality and persistency experience. Any change in these rates applies to all individuals of the same class as the Insured.
Cost of insurance rates at issue and for any Total Face Amount increases are based on the age at issue and adjustment, duration since issue and adjustment, risk class, and tobacco status of the Insured. Cost of insurance rates are also based on gender of the Insured, except for policies issued in connection with employment-related insurance and benefit plans not based on the gender of the Insured.
ADJUSTING THE SUPPLEMENTAL BENEFIT RIDER FACE AMOUNT
While this rider is in force You may request an increase or decrease in the Supplemental Benefit Rider Face Amount. Decreases may not be made during the first Policy Year. Any adjustments are subject to policy limitations and Our prior approval.
REQUESTING A SUPPLEMENTAL BENEFIT RIDER FACE AMOUNT ADJUSTMENT
You must send Us Notice for an adjustment. The Insured and owner must sign a request for a Supplemental Benefit Rider Face Amount increase. It must show the Supplemental Benefit Rider Face Amount desired after adjustment. An adjustment is effective on the Adjustment Date.
OTHER CHANGES IN SUPPLEMENTAL BENEFIT RIDER FACE AMOUNT
The Supplemental Benefit Rider Face Amount may change if the Total Face Amount changes as a result of:
1.	a Death Benefit Option change;

2.	a partial surrender; or

3.	the effects of any rider attached to the policy.

SUICIDE
The Suicide provision of the policy to which this rider is attached applies to this rider.
Any Supplemental Benefit Rider Face Amount increase made under the adjustment options will not be paid if the Insured dies by suicide, while sane or insane, within two years of the Adjustment Date. Instead, We will pay the beneficiary(ies) the sum of the Supplemental Benefit Cost of Insurance Rates paid on and after the Adjustment Date.
TERMINATION
This rider terminates on the first of:
1.	the Policy Maturity Date as shown on the current Data Pages, unless extended by rider;

2.	termination of Your policy; or

3.	Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive the Notice. We may require that You send Your policy to Our Office to record the cancellation.
REINSTATEMENT
This rider may be reinstated as part of Your policy, subject to Our then current underwriting guidelines and all rider provisions.
President and Chief Operating Officer

Principal Life Insurance Company
Des Moines, Iowa 50392-0001

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